Mail Stop 0309	November 16, 2004

Tony Milici, MD, Ph.D
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, CO  80033

Re:	GeneThera, Inc.
	Amendment No. 2 to the Registration Statement on Form SB-2
      File No. 333-118937

Dear Mr. Milici:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We note that you have removed the audited financial statements for
the Company from this registration statement.   This information
is
required pursuant to Item 22 of Form SB-2 and Item 310 of Regulation
S-B. Please amend your registration statement to include the audited financial statements required by these items.
2. In addition, please include the interim financial information for the quarter ended September 30, 2004 in accordance with Item 310(g)
of Regulation S-B.

Cover Page
3. We note your response to comment 4 and your revised disclosure. At present, the first two paragraphs contain duplicative disclosure.
More specifically, the disclosure indicating that the selling stockholders as identified may offer and sale up to 4,249,236 shares of common stock and that you will not receive any proceeds from the
sale of the common stock.   Please revise your disclosure to
eliminate the redundancy.
4. In addition, please remove the third paragraph on this cover page to somewhere else in the document. Item 501 of Regulation S-B does not require this information in the cover page.
Convertible Notes, page 10
5. We note your response to comment 15 and your revised disclosure.
Please revise your disclosure to provide all material terms of the settlement.
6. In addition, we note that it does not appear you have filed the settlement agreement with Mr. Taggart to you registration statement.
In your next amendment, please file the agreement as an exhibit.
7. Please revise the introductory paragraph to clarify whether the $1.2639 million principal amount of notes was sold at a discount and, if so, the amount of the discount.

GEA(tm) System, page 14
8. We note your response to comment 21 and reissue the comment. It is unclear whether you have the specific lab equipment to develop the
GEA vaccine.  Please revise your disclosure accordingly.
9. We note your response to comment 22 and reissue the comment. Please supplementally provide us with hard copies of the third party documentation you describe in your response.

Business, page 16

Overview, page 16
10. We note your response to comment 23 and your revised disclosure.
Please disclose the value of the 10 million shares of common stock you issued as consideration for the sale of the private corporation.

Certain Relationships and related Transactions, page 22
11. We note your response to comment 30 and reissue the comment in part. With respect to the reverse acquisition agreement, please indicate if the terms you received in the transaction was as favorable as could have been obtained from unaffiliated third parties.

12. In addition, please disclose the value of the shares issued to Dr. Milici in June 2004. We note the disclosure you have provided in
Note 6 to your revised financial statements.

Executive Compensation, page  23
13. We note that you have referenced footnotes for the individuals in the table, but it appears there are no corresponding footnotes.
Please revise your table accordingly.

Selling Shareholders, page 25
14. We note your revised disclosure under the reference "#" where you state that the shares represent certain investors who have "taken stock in lieu of payment of professional fees." Please briefly describe the individuals who received stock in lieu of payment for professional fees in the section entitled "Certain Relationships and related Transactions." In the alternative, please tell us why no such disclosure is needed.

Recent Sales of Unregistered Securities, page II-1
15. We note your response to comment 35 and your revised disclosure.
The information currently does not comply with Item 701 of Regulation
S-B. For example, for each issuance you should revise to identify the investors and identify the exemption relied upon. Please note that accredited investors is not a class of investors that we will recognize.

Exhibit List
16. We note your response to comment 36 and your revised exhibit list. Please note several of the exhibits you have indicated as filed in the registration statement are not included in the filed or courtesy copy of the registration statement, and further, it appears
some of the documents were previously filed in the last amendment to
the registration statement. Please revise your exhibit list to indicate which exhibits you intend to file as part of the amendment and which you incorporating by reference to a previously filed document.
17. We note your response to comments 38 and 39 and your revised disclosure. Your exhibit list presently indicates that exhibits 99.2 and 99.3 are filed as part of Amendment No. 2 when they are not. Please revise your exhibit list accordingly.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.
 	Please contact Song P. Brandon at (202) 942-2831, John Krug, at
(202) 942-2979 or me at (202) 942-1840 with any questions related to the comments above or other related matters.

							Sincerely,



							Jeffrey Riedler
								Assistant Director


cc:	Richard W. Bryans, Jr.
	1177 Grant Street
	Suite 308
	Denver, Colorado 80203







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